UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOUNTAIN HIGH ACQUISITIONS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62405W100

(CUSIP Number)

David L. Ficksman

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, California 90067

(310) 789-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Judy Pham*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 261,477,273
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 261,477,273
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,477,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.04%
14	TYPE OF REPORTING PERSON IN

*Dr. Pham is the sole member and manager of the reporting persons, Alchemy Capital LLC and Trilogy Capital LLC.

1	NAME OF REPORTING PERSON Alchemy Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 53,727,273
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 53,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,727,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.92%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Trilogy Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 207,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 207,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.11%
14	TYPE OF REPORTING PERSON 00

Item	1. Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.0001 per share, of Mountain High Acquisitions Corp., a Colorado corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 6501 E. Greenway Parkway #103-412, Scottsdale, Arizona 85254.

Item	2. Identity and Background.

This Report is being filed on behalf of Dr. Judy Pham, Trilogy Capital, LLC, and Alchemy Capital, LLC (collectively, the “Reporting Persons”).

The address of the Reporting Persons is 578 Washington Blvd., Suite 578, Marina del Rey, CA 90292.

Dr. Pham’s principal occupation is as Manager of Alchemy Capital, LLC (“Alchemy”) and Trilogy Capital, LLC (“Trilogy”).

Alchemy’s principal business is investments. Alchemy is a Delaware limited liability company.

Trilogy’s principal business is investments. Trilogy is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement between the Issuer and Trilogy (“Purchase Agreement”), on April 23, 2020, Trilogy purchased 11,750,000 restricted shares of Common Stock for $94,000. The funds used to purchase Issuer’s shares were from the working capital of Trilogy.

Pursuant to an Exchange Agreement between the Issuer and Trilogy (“Exchange Agreement”), on May 13, 2020, the Issuer purchased from Trilogy all of the capital stock of GPS Associates, Inc. in exchange for 215,250,000 restricted shares of the Issuer of which 19,250,000 shares are to be distributed to certain unaffiliated third parties, including the shareholders of GPS Associates, Inc. Trilogy had previously purchased the capital stock of GPS Associates, Inc.

Item	4. Purpose of the Transaction

The information set forth in Item 3, above, is incorporated herein by reference. The Reporting Persons intend to use Issuer to make additional acquisitions, enter into strategic transactions, and/or internally grow the business of the Issuer, although no binding agreements have been entered into as of the date hereof.

Item	5. Interest in Securities of the Issuer

The information set forth in Item 4, above, is incorporated herein by reference.

(a)       Alchemy is the record owner of 53,727,273 shares of the Issuer’s Common Stock representing 11.92% of the Company’s outstanding Common Stock. Trilogy is the record owner of 207,750,000 shares of the Issuer’s Common Stock representing 46.11% of the Issuer’s Common Stock. Judy Pham is the sole member and manager of Alchemy and Trilogy, and as such, is the beneficial owner of an aggregate of 261,477,273 shares of the outstanding Common Stock..

(b)       As a result of Dr. Pham’s ownership of Alchemy and Trilogy, Dr. Pham is deemed to have the sole power to vote or direct the vote or to dispose or direct the disposition of all of the shares. Trilogy, as record owner, has shared voting power and shared dispositive power of 207,750,000 shares. Alchemy, as record holder, has shared voting power and shared dispositive power over 53,727,273 shares.

(c)       Pursuant to the Purchase Agreement, on April 23, 2020, Trilogy acquired 11,750,000 shares of the Company’s Common Stock, and on May 13, 2020, pursuant to the Exchange Agreement, Trilogy acquired an additional 196,000,000 shares.

Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Persons.

Item	6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item	7. Material to be Filed as Exhibits
Exhibit No.	Description of Exhibit
A	Securities Purchase Agreement. Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed on April 30, 2020.
B	Exchange Agreement. Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed on May 14, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2020	/s/ Judy Pham
Judy Pham

Alchemy Capital, LLC

Dated: July 17, 2020	/s/ Judy Pham
By: Judy Pham, Manager

Trilogy Capital, LLC

Dated: July 17, 2020	/s/ Judy Pham
By: Judy Pham, Manager